Daniel I. DeWolf | 212 692 6223 | ddewolf@mintz.com	Chrysler Center 666 Third Avenue New York, NY 10017 212-935-3000 212-983-3115 fax www.mintz.com

November 6, 2013

VIA EDGAR AND HAND DELIVERY

United States Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Attention: Larry Greene, Esq., Senior Counsel

Re:	SharesPost 100 Fund File Nos.: 333-184361 and 811-22759

Ladies and Gentlemen:

On behalf of SharesPost 100 Fund (the “Fund”), we hereby file with the Securities and Exchange Commission (the “Commission”) Amendment No. 3 (the “Amendment”) to the Fund’s Registration Statement on Form N-2 (the “Registration Statement”), as initially filed with the Commission on October 10, 2012 and amended on April 12, 2013 and August 2, 2013, respectively. In addition, we are attaching to this correspondence as Exhibit A a revised draft of the Fund’s Valuation Procedures (the “Valuation Procedures”), which we have amended in response to comments received from the Commission. We are delivering clean and marked courtesy copies of the Amendment and the Valuation Procedures to Larry Greene of the Commission.

Set forth below are the Fund’s responses to comments given by telephone conversations (the “Comments”), on September 23, 2013 with Kimberly Browning, Larry Greene, Carla Carriveau, John Guidroz and Joan M. Collopy; on September 30, 2013 with Larry Greene; and on November 4, 2013 with Larry Greene and Alan Dupski (the foregoing personnel of the Commission are referred to herein as the “Staff”). For convenience, we have summarized and incorporated into this response letter the Comments. Page number references in our responses correspond to the marked copies of the Registration Statement or the Valuation Procedures, as applicable. Defined terms used herein but not defined will have the meanings used in the Registration Statement.

1.	Comment: The Staff requested that the Fund expand its disclosure and analysis of potential conflicts of interest between or among the Fund and its affiliates and the proposed activities of the Fund. The Staff requested that the Fund expand its disclosure in the Registration Statement to clarify that the Board of Trustees has a duty to oversee conflicts of interests, and to provide the Staff in its response letter with a well-reasoned legal analysis regarding the Board’s analysis of potential conflicts of interest.

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

Boston | London | Los Angeles | New York | San Diego | San Francisco | Stamford | Washington

November 6, 2013 Page 2

Response: As a preliminary matter, we note that the Staff has asked the Fund to address a broad, open-ended question regarding potential conflicts of interest that potentially face the Fund. This is an area on which both the Staff and the Fund have been focused, and we address several different areas of potential conflict below, including some which, upon analysis, we do not believe create any material conflict. The Fund has attempted to discuss each of the categories of potential conflicts that it can reasonably identify; however, if the Staff has specific concerns, the Fund would be happy to address them.

In general, we believe that potential for conflicts of interest could generally arise in three areas:

(1) transactions made in accordance with Section 17 of the Investment Company Act of 1940, as amended (the “Investment Company Act”);

(2) transactions not subject to Section 17 but which might be considered to provide an ancillary benefit to the Fund’s investment adviser (the “Investment Adviser”) or its affiliates, and are thus subject to Section 36(b) of the Investment Company Act; and

(3) transactions or actions which might be taken by the Fund, the Investment Adviser or affiliates of the Investment Adviser which, while not in either of the two previous categories, might nevertheless create the risk of a conflict of interest.

Section 17 Transactions

In general, Section 17 of the Investment Company Act prohibits or otherwise limits certain transactions between a registered investment company and its first and second tier affiliated persons. The Fund intends to engage in these transactions only to the extent permitted by statute, rule, or exemptive order. The Fund’s Rule 38a-1 compliance policies and procedures (the “Policies and Procedures”) focus on three areas of potential conflict addressed by Section 17 as follows:

1.	Purchase or Sale of Securities from or to the Fund. Section 17(a) of the Investment Company Act prohibits certain affiliated persons and their affiliated persons acting as principal from, among other things, knowingly purchasing or selling any security or other property from or to the Fund.

2.	Joint and Several Participation in Transactions. Section 17(d) of the Investment Company Act prohibits certain affiliated persons and their affiliated persons acting as principal from effecting any joint transactions in which the Fund is a joint and several participants with such affiliated persons.

3.	Limitations on Acceptance of Compensation While Acting as Agent or as Broker. Section 17(e) of the Investment Company Act prohibits certain affiliated persons or

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their affiliated persons acting as agent from accepting compensation for the purchase or sale of any property to or for the Fund, except in the course of such person’s business as an underwriter or broker, or, acting as broker, in connection with the sale of securities to or by the Fund to receive from any source a commission, fee, or other remuneration for effecting such transaction which exceeds statutory limits.

The Investment Adviser has in place screening procedures to assure that any transaction which might involve the Fund and any person within the purview of Section 17 is reviewed by the Investment Adviser’s Chief Compliance Officer and by the Fund’s Chief Compliance Officer (the “Fund CCO”), who reports directly to the Board of Trustees. The Policies and Procedures do not permit transactions between the Fund and such persons or any joint transactions which would be prohibited by Section 17(d). The Fund, as described below, has adopted specific policies and procedures, as mandated by Rule 17e-1 under the Investment Company Act, for the review and approval by the Board of Trustees of any transactions carried out through affiliated broker-dealers. The Policies and Procedures have been approved by, and are implemented under the supervision and direction of the Board of Trustees, with the Fund CCO, as noted, reporting directly to the Board.

In analyzing the issue of potential conflicts of interest, as well as in the implementation of the Policies and Procedures, there are corporate relationships described in the Fund’s prospectus (the “Prospectus”) which are taken into account. The parent company of the Investment Adviser is SharesPost, Inc. The alternative trading system known as the SharesPost trading platform is now a joint venture of SharesPost, Inc. and NASDAQ OMX Group, Inc. (“NASDAQ”); and, the trading platform is scheduled to be renamed the “NASDAQ Private Market” later in 2013.1 Although SharesPost, Inc. and the Investment Adviser are under common control, the alternative trading system itself is under the control of NASDAQ, an independent third party. The other corporate relationship which must be taken into account is the affiliation of the Investment Adviser with SharesPost Financial Corporation, a registered broker-dealer also owned by SharesPost, Inc. Any transactions involving the purchase or sale of securities by the Fund in which SharesPost Financial Corporation is acting as an intermediary for any person must therefore be carried out under the review and approval processes of the Policies and Procedures described in this analysis.

In analyzing conflicts we summarize below the conclusions reached with respect to ten different types of transactions or actions which might be undertaken in connection with the operations of the Fund:

[1]	Throughout this correspondence, we will refer to the alternative trading system currently known as the SharesPost trading platform as the “NASDAQ Private Market” in anticipation of such alternative trading system’s renaming in the fourth quarter of 2013.

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A.	Fund Portfolio Transactions

A transaction in which the Fund acquires a portfolio company’s securities would be subject to the prohibitions of Section 17(a)(1) of the Investment Company Act if the seller of the securities were an affiliated person of the Investment Adviser or the Fund’s principal underwriter. The Policies and Procedures establish a process under the control of the Fund’s Board, including the maintenance of screening procedures by the Investment Adviser, under which any such transaction would be unable to go forward unless the Board made the determination to proceed with an exemptive order under Section 17(b).

The Fund has analyzed whether transactions that are not subject to Section 17(a) could affect the market for such securities such that it creates a conflict of interest between public investors and the Investment Adviser. The Fund does not believe this would be the case.

The Fund hopes to raise and deploy approximately $500 million over a three- to four- year period. If this amount were to be divided equally by the number of weeks in this period, it equates roughly to weekly purchases of portfolio company securities by the Fund of between $3.2 million (for a three-year period) and $2.4 million (for a four-year period). Management of the Fund has advised us that the current weekly inventory of securities on the NASDAQ Private Market is approximately $130 million, and in addition, management of the Fund believes that only approximately 50-60% of the Fund will be deployed via the NASDAQ Private Market. This would mean that, based on current assumptions and data provided by the Fund, the Fund would buy at most approximately 1.5% (for a three-year period) of the weekly inventory of the NASDAQ Private Market, and as little as approximately 0.9% (for a four-year period). Management of the Fund has advised us that current volume on the NASDAQ Private Market is presently growing at a 200% compound annual growth rate, so the Fund’s share of the volume will decrease significantly over time. Under these circumstances, the conclusion that portfolio transactions by the Fund could not be expected to affect the overall market for shares of these types of issuers is reasonable.

In terms of sales by the Fund of portfolio securities, this is even less likely to have any impact on the NASDAQ Private Market. The Fund will pursue a buy and hold strategy, and sale decisions will rarely (as discussed below) be made except after a liquidity event (either a sale/merger of the issuer or an initial public offering) which will result in the distribution of sale proceeds, or the holding of securities of a private company acquirer or a public company acquirer (in the case of a merger) or of the newly public portfolio company (in the case of an initial public offering). In the latter two situations, disposition will be in the context of a sale in a public market, not in a private or restricted market (and in the former situation, that of a merger with a private issuer, the resulting private securities will still be subject to the Fund’s buy and hold strategy). The only situations in which a sale of a portfolio company security would be contemplated prior to a liquidity event with respect to the underlying portfolio company would be if the Board determines

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it is necessary to raise cash in order to proceed with one of the Fund’s quarterly repurchase offers, or, if in the judgment of the Investment Adviser it is necessary to further the best interest of the Fund’s shareholders.

B.	Benefits to NASDAQ Private Market

•	Potential Section 17 Issues. The question of whether the NASDAQ Private Market could benefit from the activity generated by the Fund’s portfolio activities has been considered. Section 17 would not be implicated in this analysis, since the Fund is not in any event a party to any transaction to which the NASDAQ Private Market, even if it were considered an affiliate of the Investment Adviser, is also a party, and, therefore the joint participant restrictions of Section 17(d) would not apply. As explained above, moreover, the NASDAQ Private Market is not under common control with the Investment Adviser, and so Section 17 should not be implicated.

•	General Analysis. Participation by the Fund in the NASDAQ Private Market would not impermissibly benefit the NASDAQ Private Market. No transactional access fees are charged by the NASDAQ Private Market to the Fund and, therefore, there is no financial benefit resulting from Fund transactions. Moreover, there is no obligation on the part of the Investment Adviser to execute transactions on the NASDAQ Private Market, and as alternative platforms continue to develop it is reasonable to expect the dominance of the existing platforms, such as NASDAQ Private Market and SecondMarket (an unaffiliated alternative trading system), to diminish.

C.	Potential changes in the Composition of the SharesPost 100

A change to the SharesPost 100 would not adversely affect Fund shareholders or the trading market in the shares traded on the NASDAQ Private Market. For the same reason that trading activity in general could not reasonably be expected to affect the market for such securities, as described above under “Fund Portfolio Transactions”, there is no reason to believe a change in the composition of the SharesPost 100 could have such an effect. As the Prospectus notes, the SharesPost 100 is not an index, and the Fund is not an index fund. As a result, there is no obligation of the Fund to “track” the SharesPost 100. The addition of an issuer or the removal of an issuer creates no obligation on the part of the Investment Adviser to either purchase the securities of the issuer that has been added or to sell the securities of the issuer that has been removed. Purchase decisions will be made on the merits of the transaction, not simply because an issuer appears on the SharesPost 100, or has been removed from the SharesPost 100. Sale decisions, as explained above under “Fund Portfolio Transactions”, will be rare.

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D.	Benefits to an Affiliated Broker-Dealer

It is possible that Fund portfolio transactions would be carried out through SharesPost Financial Corporation, which is under common control with the Investment Adviser, as described above and in the Fund’s Prospectus. In such event, the restrictions of Section 17(e) would clearly apply, and would mitigate and limit any potential conflicts and prevent excessive compensation. If the transaction were carried out on a securities exchange, compensation would be subject to review by the Board of Trustees under procedures established under the Policies and Procedures in compliance with Rule 17e-1. If transactions were not carried out on a securities exchange, the limitations on compensation to be received by the broker-dealer from any source would be as set forth in Section 17(e)(2)(B) and (C). If portfolio securities of the Fund are not traded on a securities exchange or in a secondary distribution, the Fund acknowledges that the total compensation to an affiliated broker from all sources would be limited to one percent (1%) of the purchase or sale price under Section 17(e)(2)(C). Please see our response to Comment Number 19 below.

E.	Side-by-side Trading by the Fund and the Other Clients of the Investment Adviser

It is possible that the Fund and the other accounts managed by the Investment Adviser will invest in the same securities trading on the NASDAQ Private Market. These transactions do not raise any issues under Rule 17d-1, and will otherwise be managed to avoid any conflicts of interest.

First, the transactions will not implicate Rule 17d-1. Rule 17d-1 only governs transactions between a registered investment company and its affiliated persons (as well as the investment company’s principal underwriter) and any affiliated persons of those persons. The Fund does not believe that any of the Investment Adviser’s other accounts will be affiliated persons, and if those clients were affiliated persons, any transactions would be structured to comply with Commission guidance under Rule 17d-1.

Second, the transactions will be managed to avoid a conflict of interest. In any fund complex, the questions of whether investment decisions are implemented in a way which avoids conflict among clients of the same investment adviser must be considered and allocations must be implemented in a manner which avoids a violation of the investment adviser’s fiduciary duties to its clients. The Investment Adviser has put into place investment allocation policies which are designed to assure that the Fund and the Investment Adviser’s other clients will be treated equitably. These allocation policies have the same types of procedures and objectives as the allocation policies of advisers which advise multiple clients, including registered funds, and must allocate transactions among them under well-established standards articulated in, e.g., SEC Staff No-Action Letter, SMC Capital, Inc. (September 5, 1995).

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F.	Portfolio Affiliates

The Fund does not expect and will avoid the acquisition of positions in individual portfolio companies in excess of 5% of the voting securities of any one issuer. If the Fund does, however, find itself in the position of having such a holding in its portfolio, it would earmark it for sale in the event that the sale of portfolio securities were required to raise cash to meet the Fund’s repurchase obligations under the quarterly repurchase program. The Investment Adviser would under the Policies and Procedures in any event screen any potential transactions with such portfolio company to assure that the provisions of Section 17 of the Investment Company Act are fully complied with.

G.	Benefit to Investment Adviser of Affiliation with SharesPost

The Investment Adviser may, in carrying out its investment program on behalf of the Fund shareholders, receive some benefit from its affiliation with SharesPost, Inc. It will have access, through its ability to obtain trading information, to data concerning transactions in companies which are included in the SharesPost 100 and other private late-stage emerging growth companies. The Fund itself, would not, however, be a party to any transaction involving such information, and the Investment Adviser will not be making any payments for such access, which will be the same access to information that all registered users of the NASDAQ Private Market can receive. The Investment Adviser would, therefore, not be making payments to any affiliate, nor would it be receiving any payments—it would have access just to information available to all registered users of the NASDAQ Private Market which should permit it to carry out the investment program of the Fund in a way which will benefit the Fund’s shareholders.

H.	Benefits to Individuals Associated with the Investment Adviser

In any fund organization, and particularly in this case where the market data relating to Fund portfolio companies is not reflective of an active trading market, there is concern about the ability of individuals with access to the investment decision-making process to engage in trading activity which might be to their benefit at the expense of the shareholders of the Fund. This potential conflict is recognized and acknowledged in the industry and in the requirements of the regulations for registered funds and their advisers that there be Codes of Ethics in place under Section 17(j) of the Investment Company Act to prevent such abuse. The Codes of Ethics of both the Fund and the Investment Adviser would require pre-clearance of any proposed transaction in a security which is not publicly offered or traded, which would include all SharesPost 100 securities and other securities which might be considered by the Fund under its investment program.

I.	Possible Conflicts Arising from Relationships with Portfolio Companies

The investment program of the Fund is not structured to develop close relationships with its portfolio companies. The Fund will not have board representation and will be a small

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minority shareholder in issuers which will typically have strong controlling interests held by management and early stage venture capital investors. The Fund will seek to achieve returns for its shareholders through the Investment Adviser’s research and evaluation of potential investments. Also, as indicated above, under “Portfolio Affiliates” in the event that the Fund’s ownership position in a portfolio company exceeds the self-imposed limit of 5%, the Fund has Policies and Procedures in effect to assure compliance with Section 17 under the supervision and control of its Board of Trustees.

J.	Exercise of voting rights

Because of the nature of the Fund’s portfolio companies, in which the Fund is likely to be a minority shareholder of an issuer dominated by other controlling shareholders, the likelihood of the Fund being in a position by its vote to have a significant effect upon the issuer is small. It is, however, recognized that there may be situations where an issuer’s board determines that a particular transaction should be approved by a majority of its non-controlling shareholders, in which event the Fund’s holdings might become more significant. It is even possible that in such a situation the Investment Adviser, exercising voting rights on behalf of the Fund, might find itself in a conflicted position, for example, in the unlikely event that the transaction under review involved or could have an impact on the Investment Adviser or one of its affiliates. In such an event, under the Fund’s proxy voting policies and procedures, the matter would be referred either to the Fund’s Board of Trustees or another independent third party for resolution.

2.	Comment: In Comment Number 2 of the Fund’s correspondence to the Staff on August 2, 2013, the Fund stated that it “believes that its transactions will not materially impact the price or value of the securities it purchases, as the Fund’s transaction activity is not expected to comprise a material part of the trading activity relating to private shares overall…”. Please reconcile the Fund’s intent to invest at least 80% of its net assets, plus the amount of any borrowings for investment purposes, in companies on the SharesPost 100 with the statement that the Fund doesn’t believe its transactions will materially impact the price of such securities.

Response: The Fund’s non-fundamental policy to invest at least 80% of its net assets, plus the amount of any borrowings for investment purposes, relates specifically to the Fund’s deployment of its available capital (i.e., if the Fund has $100,000,000 in net assets, it will invest at least $80,000,000 in SharesPost 100 companies), not to the overall market of available private shares (i.e., the Fund is not purchasing 80% of all securities of SharesPost 100 companies available for sale). We point your attention to our analysis in Comment Number 1 of this letter, specifically to the third paragraph under the heading “Fund Portfolio Transactions” for our analysis of the Fund’s impact on the inventory of the NASDAQ Private Market, in which we have estimated, based on current assumptions and data provided by the Fund, that the Fund would buy at most approximately 1.5% (for a three-year period of Fund deployment of capital) of the weekly inventory of the

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NASDAQ Private Market, and as little as approximately 0.9% (for a four-year period of Fund deployment of capital) (and possibly significantly less in the future, if the compound annual growth rate of the NASDAQ Private Market continues at its current pace).

3.	Comment: The Staff requested that we clarify or delete mitigating language in the Registration Statement when discussing the Fund’s investment strategy.

Response: We have revised the Registration Statement throughout in accordance with the Staff’s comment.

4.	Comment: The Staff requested a further analysis of potential issues under Regulation M, including a discussion regarding the Fund’s in-kind exchanges for Fund Shares. The Staff asked whether the Fund Shares offered to investors in such in-kind exchange transactions will be registered.

Response: We acknowledge the Staff’s comments and confirm that there are no activities related to the Fund’s Shares other than those disclosed in the Prospectus, i.e. (a) the continuous offering of the Shares through the Fund’s statutory principal underwriter and selected broker-dealers, (b) periodic repurchases by the Fund in compliance with Rule 23c-1, and (c) the potential exchange of Fund Shares for private company shares directly with the Fund.

In response to these questions regarding Regulation M, we point the Staff’s attention to pages 66 and 67 of the Registration Statement to confirm that the Fund’s Plan of Distribution encompasses the contemplated in-kind investments (i.e., exchanges of portfolio company shares for Fund Shares) as well as the cash investments in the Shares. The in-kind investments will be conducted pursuant to the Plan of Distribution in the same way as the cash investments except that in-kind purchases will not be solicited by the broker-dealers involved in the distribution through the statutory principal underwriter and will not be subject to the front-end load that will apply to most cash investments. As such, the in-kind investments will be conducted as part of, and not outside, the distribution of the Fund’s Shares; and, the Shares issued in the in-kind exchange transactions will be covered by the Fund’s Registration Statement.

As the Plan of Distribution expressly includes the in-kind investments (i.e., exchanges), the Fund Shares purchased with securities explicitly fall under the Regulation M exceptions for “the securities being distributed,” just as the Fund Shares purchased with cash will. Accordingly, any in-kind investments occurring during a Regulation M “restricted period” will be excepted pursuant to Rules 101(b)(9) and 102(b)(5) from Regulation M prohibitions against selling or inducing purchases. Further, the Fund anticipates that some or all in-kind investments will be “unsolicited” within the meaning of Rules 101 and 102 and thus doubly excepted from Regulation M prohibitions against

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selling or inducing purchases – i.e., excepted not only pursuant to Rules 101(b)(9) and 102(b)(5), but also pursuant to Rules 101(b)(5) and 102(b)(6).

We trust this clarification of the Plan of Distribution and analysis thereof addresses the Staff’s questions regarding Regulation M compliance in connection with in-kind investments. Since there are no other Fund Share transactions, other than as described above, during the restricted period, we believe that there are no Regulation M compliance issues.

5.	Comment: Is there a possibility of a return of capital to investors in the Fund’s quarterly repurchase offers?

Response: No. Shareholders of the Fund will not receive a return of capital as distributions.

6.	Comment: The Staff asked to review a copy of the application that investors will use to subscribe for Fund Shares.

Response: We have attached to this correspondence as Exhibit B a form of the new account application each investor will have to complete in order to purchase Shares.

7.	Comment: Please clarify the maximum percent that the Fund may repurchase in its quarterly repurchase offers.

Response: We have revised the Registration Statement throughout in accordance with the Staff’s comment to clarify that each quarter the Fund will offer to repurchase 5% of its outstanding Shares.

8.	Comment: On page 2 of the Registration Statement, the Fund discloses that its investment objective is capital appreciation, which it seeks to achieve by investing in the equity securities of certain private, late-stage, growth companies. Please clarify what these equity securities will be, and disclose the risks related to such securities. Please also indicate whether such investments will be in domestic or foreign entities.

Response: We have revised the Registration Statement on pages i, 3, 4, 32, 39 and 45 of the Prospectus in accordance with the Staff’s comment. We also point the Staff’s attention to the Risk Factor section, particularly the risk factors with the headings “We may not realize gains…”, “Due to transfer restrictions…”, and “We may be subject to lock-up provisions…” for a detailed discussion of the various risks involved with our investments.

9.	Comment: In respect to the disclosure on page 31 regarding foreign currencies, please confirm that to the extent the Fund converts U.S. currency into a foreign

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currency to make investments that are denominated in such foreign currency, such conversions, if any, will be made on a spot basis. No changes to the Registration Statement are necessary.

Response: We confirm that to the extent the Fund converts U.S. currency into a foreign currency to make investments that are denominated in such foreign currency, such conversions, if any, will be made on a spot basis.

10.	Comment: Throughout the Registration Statement when referring to the Fund’s SharesPost 100 80% Investment Policy, please clarify whether the reference to assets is to net or total assets in accordance with Rule 35d-1 of the Investment Company Act.

Response: We have revised the Registration Statement throughout to clarify that the threshold of 80% investment in SharesPost 100 companies shall be measured against (i) the value of the Fund’s net assets, plus (ii) the amount of any borrowings for investment purposes, in accordance with the provisions of Rule 35d-1.

11.	Comment: On page ii of the cover page of the Registration Statement, and elsewhere as necessary, please move the two sentences that begin “There may be reasons…” below the paragraph that discusses the inclusion of the number “100” in the Fund’s name, in order to avoid misunderstanding.

Response: We have revised the Registration Statement on pages ii and 9 of the Prospectus in accordance with the Staff’s comment.

12.	Comment: On page ii of the cover page, there is a cross reference to the section of the SAI entitled “Conflicts of Interest”. The Fund needs to have a clear disclosure of the relevant conflicts of interest affecting the offering, the Fund, and its affiliates. Please move the “Conflicts of Interest” section to the Prospectus.

Response: We have revised the Registration Statement in accordance with the Staff’s comment. The cross reference has been eliminated and there is now a separate section captioned “Conflicts of Interest” in the Prospectus beginning at page 76, as well as references to potential conflicts in both the summary (page iv) and Risk Factors section (pages 47 and 48).

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13.	Comment: It is the Staff’s policy, and in accordance with the instructions under Item 8 of Form N-2, that thresholds related to fundamental concentration policies be stated as “25% or more”. Please make revisions to the Registration Statement accordingly.

Response: We have revised the Registration Statement on pages iii, 10, 36 and 40 of the Prospectus and the SAI on page 3 in accordance with the Staff’s comment.

14.	Comment: On page 1 of the Prospectus, and elsewhere as necessary, in reference to Authorized Institutions, please change the phrase “may be authorized” to “will be authorized”. In the paragraph that follows, please change the phrase “may bear” to “will bear.”

Response: We have revised the Registration Statement on pages iv, 2 and 52 of the Prospectus in accordance with the Staff’s comment.

15.	Comment: On page 2 of the Prospectus, and elsewhere as necessary, please revise the disclosure to disclose that the Investment Adviser does not have experience managing registered investment companies.

Response: We have revised the Registration Statement on pages 3 and 55 of the Prospectus in accordance with the Staff’s comment.

16.	Comment: On page 3 of the Prospectus, the Fund discloses that “Affiliates of the Investment Adviser may provide information to [it]…”. Please revise the language to make clear that this provision of information does not include remuneration for such services and therefore does not raise conflicts of interest or affiliate transaction issues.

Response: We have revised the Registration Statement on pages 5 and 33 of the Prospectus to clarify that such information will be provided to the Investment Adviser without compensation. We believe this clarification addresses the Staff’s concern that this provision of information is not an affiliated transaction and does not raise any issues of conflicts of interest.

17.	Comment: On page 4 of the Prospectus, under “Investment Strategies”, please clarify what is meant by the reference to “other sources”.

Response: We have revised the Registration Statement on pages 7 and 34 of the Prospectus to clarify that such “other sources” are references to publicly available information.

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18.	Comment: On page 9 of the Prospectus, under “Valuation”, please clarify that the Investment Adviser will value investments under the supervision of the Board of Trustees.

Response: We have revised the Registration Statement on page 14 of the Prospectus in accordance with the Staff’s comment.

19.	Comment: With respect to the Fund’s correspondence to the Staff on August 2, 2013, and specifically to the Fund’s response to the Staff’s Comment Number 2 in such letter, the Fund’s response indicates that there is no fee for transactions on the NASDAQ Private Market, but that up to a 6% brokerage fee applies to such transactions. Please confirm whether the fee has been mentioned in previous disclosure, whether the fee will be disclosed, whether any affiliated brokers will participate in the fee, particularly regarding Fund transactions, whether any conflicts are created by such brokerage fees, whether the Fund will be subject to this fee in all cases and lastly, what is meant by the word “aggregate” of 6%.

Response: As disclosed to the Staff in our correspondence on August 2, 2013, the NASDAQ Private Market charges no platform fees to buyers or sellers for use of the platform either to indicate securities available for purchase (by sellers) or to peruse opportunities to purchase securities (by buyers). The only fees related to securities transactions that are facilitated by the NASDAQ Private Market are those fees charged by the brokers who complete the sales. Such broker fees are typically 3% for the buyer, and 3% for the seller (hence, the “aggregate” of 6%), although in many cases the seller pays the entire brokerage fee. We have not discussed the aggregate brokerage fees charged in connection with transactions completed on the NASDAQ Private Market, since we believe the Fund’s disclosure makes it clear that any transactions involving affiliated brokers will be subject to the restrictions and limitations of Section 17(e) and Rule 17e-1 of the Investment Company Act. We also refer to the Fund’s policies and procedures adopted by the Board of Trustees in accordance with and pursuant to such Section and Rule, which policies and procedures will apply to all transactions involving affiliated brokers, not just those conducted on the NASDAQ Private Market (which, as we point out above, is not an affiliate of the Fund). We have revised the Registration Statement on pages 36 and 62 of the Prospectus to make this latter point clear. With respect to any affiliated brokers that will participate in a brokerage fee, particularly regarding Fund transactions, and whether any conflicts are created by such brokerage fees, we point the Staff’s attention to our analysis in Comment Number 1 of this letter, and in particular to the section entitled “Benefits to an Affiliated Broker-Dealer.”

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20.	Comment: In the Valuation Procedures, you refer to the “head of” IA Accounting. Will this group consist of a single person, or will it be staffed with more than one person? In addition, please add language to the Valuation Procedures clarifying the review controls of the IA Accounting group.

Response: As of the date of this correspondence, IA Accounting is comprised of the Fund’s CFO. However, as soon as the Fund’s Registration Statement is declared effective by the Commission and the Fund commences its operations, the IA Accounting group will be staffed with multiple personnel. We have also revised the Valuation Procedures on page 2 in accordance with the Staff’s latter comment.

21.	Comment: In the Valuation Procedures, please indicate what the minimum delivery cycle is for each report delivered to the Valuation Committee.

Response: We have revised the Valuation Procedures on page 15 in accordance with the Staff’s comment to clarify that reports will be circulated to the Valuation Committee no less frequently than monthly.

22.	Comment: In the Valuation Procedures, please indicate whether the Valuation Committee will determine which individuals have “sufficient knowledge and experience” to make Internal Valuation Determinations (as such term is used in Section IV.B.8.a.ii. of the Valuation Procedures).

Response: We have revised the Valuation Procedures on page 13 in accordance with the Staff’s comment to clarify that the Valuation Committee will make such determination.

23.	Comment: Please expand the Valuation Procedures to include protocols involving valuation of the Fund’s portfolio in connection with its quarterly repurchase offers and determination of the NAV per Share in such offers.

Response: We have revised the Valuation Procedures on page 13 and 14 in accordance with the Staff’s comment.

The Fund understands that it is responsible for the adequacy and accuracy of the disclosure in its filing; Staff comments or changes to disclosure to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and the Fund may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please call the undersigned at (212) 692-6223 with any comments or questions regarding the Registration Statement and please send a copy of any written comments to the following parties:

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Daniel I. DeWolf, Esq.
Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.
666 Third Avenue
New York, NY 10017
Phone: (212) 935-3000
Fax: (212) 983-3115

Very truly yours,

/s/ Daniel I. DeWolf                                   .

Daniel I. DeWolf

cc:	SharesPost 100 Fund (Mr. Sven Weber)

EXHIBIT A

SharesPost 100 Fund

Valuation Procedures

I.	Introduction

The determination of accurate valuations of investment holdings is critical to the successful management and credible financial reporting of SharesPost 100 Fund (the “Fund”). These valuations underlie the Fund’s reporting on portfolio holdings as expressed in the daily determination of Net Asset Value (“NAV”), which determines transaction prices in the Fund. These valuations are also used in the calculation of portfolio returns, the determination of advisory fees and other purposes. As such, investment valuation relies on the accurate determination of the fair value (“Fair Value”) of each underlying investment (the “Investment”) in the portfolio. The Fund is committed to consistent execution of credible, well-documented valuation processes while upholding the standards of the SharesPost 100 Fund Code of Ethics, which is incorporated herein by reference.

II.	Roles and Responsibilities

A.	Board and Valuation Committee

The Board of Trustees of the Fund (the “Board”) has ultimate responsibility for determining the Fair Value of the Fund’s portfolio securities. The Board has established a separate committee thereof, the Valuation Committee, which consists of all trustees of the Fund who are not “interested persons” (as defined in the Investment Company Act of 1940, as amended (“1940 Act”)) (the “Independent Trustees”). The Valuation Committee oversees the implementation of these Valuation Procedures. No Valuation Committee member will have determining input regarding the value of any Investment whose performance is directly tied to their compensation. As necessary, the Valuation Committee may consult with representatives from the Fund’s outside legal counsel or other third-party consultants in their discussions and deliberations.

The Valuation Committee shall monitor the material aspects of these Valuation Procedures as adopted and revised from time to time by the Board, as well as the Fund’s compliance with respect to the valuation of its assets under the 1940 Act. The Valuation Committee will hold regular monthly meetings to discuss reports it has received from the Investment Adviser (as defined below). These reports, and the timing of their delivery, are described in Section VI below.

As valuation issues arise, the Valuation Committee will be convened to consider all the appropriate factors relevant to establishing the Fair Value of an Investment. A meeting of the Valuation Committee for this purpose may be called by any member of the Valuation Committee or at the request of the head of the Investment Adviser’s internal accounting group (“IA Accounting”). All valuation determinations are reviewed at a meeting of the Valuation Committee held monthly and in advance of the scheduled

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quarterly meeting of the Board (or more frequently if necessary). Decisions of the Valuation Committee and the methodology employed to determine an Investment’s Fair Value will be documented by IA Accounting and retained as part of the Fund’s records.

B.	Investment Adviser

The Board has delegated the day-to-day responsibility for determining Fair Value to the Fund’s Investment Adviser (the “Investment Adviser”). The Investment Adviser shall make valuation determinations and act in accordance with these Valuation Procedures, as developed and approved by the Board, and in accordance with the 1940 Act. Within the Investment Adviser, IA Accounting is responsible for determining and documenting (1) whether market quotations are readily available for Investments; (2) the Fair Value of Investments for which market quotations are not readily available; (3) the Fair Value of any other assets or liabilities considered in the determination of the NAV. IA Accounting is responsible for maintaining records for each Investment, reflecting various significant positive or negative events in the fundamental financial and market information relating to each Investment that support or affect the Fair Value of the Investment. The head of IA Accounting will supervise and review the work product of the staff members of IA Accounting.

IA Accounting will provide the Board and the Valuation Committee with periodic reports described in Section VI that discuss the functioning of the valuation process, and that identify issues and valuation problems that have arisen, if any, applicable to the respective period. On a quarterly basis (or more frequently if necessary), the Board will review and, if necessary, ratify or revise any Fair Value determinations made by the Investment Adviser in accordance with these Valuation Procedures.

1.	The portfolio managers of the Fund (the “Portfolio Managers”) are a valuable source of expertise regarding pricing matters, and are particularly important to the determination and documentation of Fair Value. Portfolio Managers provide input to IA Accounting to manage the Fair Value procedures and protocol. In addition, Portfolio Managers will be available to consult with IA Accounting in the event of a pricing issue and participate in the Valuation Committee’s and the Board’s respective deliberations.

2.	IA Accounting has responsibility for determining Fair Value and documenting adherence to the Fund’s valuation procedures. In this role, IA Accounting has responsibility for the research and verification of the pricing information received from the Portfolio Managers and from other sources as described in the protocols forming part of these Valuation Procedures, including trading data available through established trading platforms or otherwise reported, and data which is made publicly available concerning the Fund’s portfolio companies. IA Accounting performs the following valuation-related activities:

»	Collects pricing data;

»	Verifies and maintains documentation of the valuation protocol;

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»	Prepares the reports for the Valuation Committee and the Board described in Section VI;

»	Researches and documents Investment Fair Value discrepancies identified and their resolution;

»	Maintains documentation with respect to all deliberations of the Valuation Committee.

Discrepancies identified and the resolution and verification steps taken by IA Accounting and/or the Valuation Committee shall be documented and retained as part of the Fund’s records.

C.	Fund Accounting

1.	Fund Accountant – UMB Fund Services, Inc. (“UMBFS” or the “Fund Accountant”) has been hired by the Fund to perform certain fund accounting services for the Fund under the 1940 Act. UMBFS is responsible for calculating the NAV per share of the Fund (each, a “Share”, and collectively, the “Shares”) utilizing Investment prices transmitted on a daily basis by IA Accounting to the Fund Accountant and making necessary accruals of assets and liabilities and expenses based upon data maintained by the Fund Accountant with input from IA Accounting.

The Fund Accountant plays no role in the determination of the Fair Value of Investments. It does, however, in the exercise of its normal quality control function, report to the Investment Adviser unusual variances from previously reported NAV calculations, which variances may be the result of errors in data transmission, issues with respect to the determination of Fair Value or other administrative or calculation errors. IA Accounting will research and document the resolution of any such reported variance.

2.	Determination of Net Asset Value – The NAV of the Fund’s Shares is determined daily, as of the close of regular trading on the NASDAQ (normally, 4:00 p.m., Eastern time). Each Share will be offered at NAV next calculated after receipt of the purchase in good order, plus any applicable sales load. During the continuous offering, the price of the Shares will increase or decrease on a daily basis according to the NAV of the Shares. In computing NAV, Investments of the Fund are valued at their current Fair Value.

III.	Generally Accepted Accounting Principles

It is the policy of the Fund to determine the Fair Value of its investment holdings in a manner consistent with United States Generally Accepted Accounting Principles (“GAAP”). Under GAAP, the valuation of investment holdings is governed by Financial Accounting Standards Board (“FASB”) Accounting Standards Code, Section 820 “Fair Value Measurement” (“ASC

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820”), which is incorporated herein by reference. Fair Value is defined by ASC 820 and for the purposes of these procedures as:

“The price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.”

ASC 820 also defines a Fair Value hierarchy of inputs regarding valuation of assets and liabilities:

»	Level 1 inputs reflect unadjusted quoted prices in active national exchanges for identical investments.

»	Level 2 inputs reflect unadjusted quoted prices in active private exchanges or financing transactions for identical investments, quoted prices for similar investments in active markets, or quoted prices for identical or similar investments in markets that are not active.

»	Level 3 inputs reflect Unobservable Inputs (as defined below) for the Investment.

Consistent with this mandate and to the extent practicable, Investments will be priced based on actual market transactions and reflect Level 1 and Level 2 inputs as applicable and available. These observable independent valuation sources are strongly preferred, provided that they represent reasonable and reliable indications of Fair Value.

When reasonable and reliable observable independent valuation sources are not readily available or result in valuation indications which are not reflective of Fair Value, IA Accounting shall evaluate sufficient information to enable it to make a good faith determination that the valuation method based on Level 3 inputs results in Fair Value. IA Accounting shall consider the factors set forth in Appendix A.

Consistent with this hierarchy, IA Accounting will evaluate and consider relevant value determination methodologies in making a determination of the Fair Value of an Investment. Value determination methodologies will generally rely on a combination of inputs which are observable (“Observable Inputs”) and unobservable (“Unobservable Inputs”). In evaluating methodologies, IA Accounting will assess the relevance and reliability of Observable Inputs. Value determination methodologies utilizing largely Observable Inputs (which have been determined to be reasonable and reliable) will be given priority over methodologies utilizing largely Unobservable Inputs. Reasons for the non-utilization of Observable Inputs will be documented by IA Accounting in the Fund’s records.

a.	Observable Inputs

Observable Inputs are inputs that are developed using market data, such as publicly available information about actual events or transactions, and that reflect the assumptions that market participants would use when pricing the Investment. The relevance of an Observable Input should be assessed based on the significance of any adjustments required to reflect differences in the characteristics of the Observable Input and the subject Investment. The reliability of an Observable Input should be assessed based on any limitations in the data underlying the Observable Input. Limitations include the

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frequency, timeliness and size of transactions, the nature of the parties involved in the transactions, variability in quotes (either over time or between sources) and the transparency of the information used to assess comparability.

b.	Unobservable Inputs

Unobservable Inputs are inputs for which market data are not available and that are developed using the best information available about the assumptions that market participants would use when pricing the Investment. Unobservable Inputs include various cash flow and/or earnings assumptions, discount rates to reflect Investment-specific risk and liquidity and market multiples. Fair Values approved by the Valuation Committee and the Board (any such approvals to occur as provided in Section IV.A. herein), particularly those based on value determinations reflecting Unobservable Inputs (each, a “Value Determination”), shall consider all known relevant Unobservable Inputs listed in Appendix A.

Adjustments to an Observable Input used by IA Accounting in the determination of the Fair Value of an Investment are generally based on Unobservable Inputs. The reliance on adjustments based on Unobservable Inputs will not override the use of reasonable and reliable Observable Inputs in a Value Determination methodology. Even when highly comparable securities cannot be identified, consideration of reasonably similar securities may provide insight into the Fair Value of an Investment. Data from comparable securities should be modified with appropriate discounts and/or premiums to reflect differences in marketability/liquidity, control, financial performance and prospects, investment type, rights and preferences, and any other relevant factors. Consideration of these factors should be identified the analysis. The selection of comparable securities and adjustments applied to such securities are inherently subjective. The Valuation Committee will evaluate whether the appropriate comparable securities and adjustments have been presented to the Valuation Committee by IA Accounting.

IV.	Procedures to Determine the Appropriate Fair Value Methodology

A.	General

The Fair Value of an Investment will be determined by IA Accounting using the Fair Value Procedures outlined below. If Level 1 inputs are available, IA Accounting will rely upon those Level 1 indications. If Level 1 inputs are unavailable but Level 2 inputs are available and reliable, IA Accounting will use those Level 2 indications. If both Level 1 and Level 2 inputs are either unavailable or unreliable, IA Accounting will use those Level 3 inputs.

As discussed in Section IV.B. below, there may be a variety of reasons why Level 2 inputs are available but do not provide reliable indications of Fair Value. If pricing is available but deemed by IA Accounting to be unreliable, the documentation regarding the rejection of the existing pricing information should include details of the quantitative and/or qualitative factors leading to rejection. Documentation may include a qualitative evaluation of the inappropriateness of the implied valuation at the indicated price as well

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as a quantitative evaluation of factors such as an unusually wide spread, unexplained dramatic recent price movement, the presence of a single quote or stale quotes.

Determining Fair Value involves subjective judgments, and it is possible that the Fair Value determined by IA Accounting for an Investment may differ materially from the value that could be realized upon the ultimate sale of the Investment. There is no single standard for determining Fair Value of an Investment. Rather, in determining the Fair Value of an Investment for which there are no readily available market quotations, IA Accounting may consider several factors, as outlined in these Valuation Procedures, including the valuation of the Investment as reflected by stock purchase contracts reported on the alternative trading system known as the SharesPost Trading Platform (to be renamed the NASDAQ Private Market) and other alternative trading systems, fundamental analytical data relating to the Investment, the nature and duration of any restriction on the disposition of the Investment, the cost of the Investment at the date of purchase, the liquidity of the market for the Investment, the price of such Investment in a meaningful private or public investment or merger or acquisition of the issuer subsequent to the Fund’s investment therein, or the per share price of the Investment to be valued in recent verifiable transactions, including private secondary transactions (including exchanges for the Fund Shares). Fair value prices are necessarily estimates, and there is no assurance that such a price will be at or close to the price at which the Investment is next quoted or next trades.

IA Accounting must provide the Valuation Committee and the Board with the Fair Value determinations, using appropriate methodologies as specified below, and a report or other documentation containing the information supporting the determinations. In addition, IA Accounting will provide the Board and the Valuation Committee with periodic reports described in Section VI that discuss the functioning of the valuation process, and that identify issues and valuation problems that have arisen, if any, applicable to the respective period. All valuation determinations are reviewed at a meeting of the Valuation Committee held monthly and in advance of the scheduled quarterly meeting of the full Board (or more frequently if necessary). Such review shall be documented by IA Accounting and records will be maintained thereof by IA Accounting. The Board will review and, if necessary, ratify or revise all such determinations on a quarterly basis (or more frequently if necessary).

B.	Protocol Sequence

The determination by the Investment Adviser, and specifically by IA Accounting, of the Fair Value of Investments as an input into the calculation of a daily NAV will be made in accordance with the following protocol.

1.	Level 1 Inputs: Has there been active public trading on a national exchange in the Investment?

a.	If no, proceed to 2.

b.	If yes, use that price.

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2.	Level 2 Inputs: Has there been a trade in the investment on a private exchange or a financing transaction?

a.	If no, proceed to 3.

b.	If yes, was the transaction a reasonable and reliable Level 2 indication of Fair Value? Use the following considerations to assess whether a Level 2 indication is unreasonable or unreliable:

»	There are few recent transactions;

»	Price quotations are not developed using current information;

»	Price quotations vary substantially either over time or among exchanges or market makers;

»	Price quotations or changes in price quotations which were previously highly correlated Investment fundamentals have become demonstrably uncorrelated with Investment fundamentals;

»	Indices approved by the Valuation Committee that previously were highly correlated with the Fair Value of an Investment are demonstrably uncorrelated with recent indications of the Fair Value of an Investment;

»	Pricing data indicates there is a “thin” or “narrow” market for an Investment, such as, infrequent trades, a wide bid-ask spread or a significant increase in the bid-ask spread;

»	There is a significant decline in the activity of, or there is an absence of, a market an Investment;

»	Little information is publicly available (for example, for transactions that take place in a principal-to-principal market).

i.	If the trade was a reasonable and reliable Level 2 indication of Fair Value, use that price as Fair Value for the Investment.

ii.	If the trade was not a reasonable and reliable Level 2 indication of Fair Value, can reliable adjustments be determined to reflect differences between the traded security and the Investment?

1.	If no, document the rationale for exclusion of the trade from direct consideration and proceed to 3. A qualitative and/or quantitative reconciliation of the indicated price from this step should be carried through to the documentation of the Fair Value conclusion determined in subsequent steps.

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2.	If yes, use that Level 2 indication as a basis for analysis of share price to determine the Fair Value of the Investment. Consider the following adjustment factors: differences in liquidity, rights, control, side agreements and investor specific attributes. Depending on the use of Unobservable Inputs, this may result in a Level 3 value.

3.	Level 2 Inputs: Has there been a trade in a related security or investment in the issuer which could be used as a basis to determine the Fair Value of the Investment?

a.	If no, proceed to 4.

b.	If yes, was the trade a reasonable and reliable Level 2 input? Use the same considerations as 2.b..

i.	If the trade was a reasonable and reliable Level 2 input, use this transaction as a basis to determine the Fair Value of the Investment. Consider the following factors: differences in liquidity, rights and preferences, control, side agreements and investor specific attributes. A waterfall analysis may be performed to infer the Fair Value of the Investment based on the value of the related security or investment. As applicable, information analyzed in prior steps may be considered in determining Fair Value. Depending on the use of Unobservable Inputs, this may result in a Level 3 value.

ii.	If no, document the rationale for exclusion of the trade from direct consideration and proceed to 4. A qualitative and/or quantitative reconciliation of the indicated price from this step should be carried through to the documentation of the Fair Value conclusion determined in subsequent steps.

4.	Level 2 Inputs: Are there any bids for the Investment? In general, bids for the Investment are deemed to be more reliable than bids for related securities, unless there are documented reasons to believe otherwise.

a.	If no, proceed to 5.

b.	If yes, is there one bid or are there multiple bids?

c.	If there is one bid, is the bid a reasonable and reliable Level 2 indication of Fair Value? Use the following considerations to determine the reasonableness and reliability of a Level 2 input:

»	Size of bid;

»	Bid – Ask spread;

»	Spread to recent transactions;

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»	Nature, activity level and sophistication of market participants in trading on the Investment;

»	Reputation of market participant and/or exchange; and

»	Corroboration or refutation by other previous bids by that or other market participants.

i.	If the bid provides a reasonable and reliable Level 2 indication of Fair Value, use that price as a basis to determine the Fair Value for the Investment. As applicable, information analyzed in prior steps may be considered in determining Fair Value. Depending on the use of Unobservable Inputs, this may result in a Level 3 value.

ii.	If no, document the rationale for exclusion of the bid from direct consideration and proceed to 5. A qualitative and/or quantitative reconciliation of the indicated price from this step should be carried through to the documentation of the Fair Value conclusion determined in subsequent steps.

d.	If there are multiple bids:

i.	Do all bids provide equivalently reasonable and reliable Level 2 indications of Fair Value based on the criteria in 4.c.? If so, use the average of the bids as a basis to determine the Fair Value for the Investment. As applicable, information analyzed in prior steps may be considered in determining Fair Value. Depending on the use of Unobservable Inputs, this may result in a Level 3 value.

ii.	If based on the criteria in 4.c., some bids are determined to be less reliable than others, they may be disregarded.

iii.	If multiple bids remain after disregarding less reasonable and reliable Level 2 indications, use the average as the Fair Value for the Investment.

iv.	If a single bid remains, use that price as a basis to determine the Fair Value for the Investment. As applicable, information analyzed in prior steps may be considered in determining Fair Value. Depending on the use of Unobservable Inputs, this may result in a Level 3 value.

v.	If none of the bids is a reasonable and reliable Level 2 indication of Fair Value, document the rationale for exclusion of the bid from direct consideration and proceed to 5. A qualitative and/or quantitative reconciliation of the indicated price from this step should be carried through to the documentation of the Fair Value conclusion determined in subsequent steps.

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5.	Level 2 Inputs: Are there bids for any related securities of the issuer which could be used as a basis to determine the Fair Value of the Investment through a waterfall analysis?

a.	If no, proceed to 6.

b.	If yes, proceed to 4 evaluating bids for the related security or investment.

i.	If the bid provides a reasonable and reliable Level 2 indication of Fair Value, use this bid for a related security/investment as a basis to determine the Fair Value of the Investment. Consider the following factors: differences in liquidity, rights and preferences, control, side agreements and investor specific attributes. A waterfall analysis may be performed to infer the Fair Value of the Investment based on the value of the related security or investment. As applicable, information analyzed in prior steps may be considered in determining Fair Value. Depending on the use of Unobservable Inputs, this may result in a Level 3 value.

ii.	If no, document the rationale for exclusion of the bid from direct consideration and proceed to 6. A qualitative and/or quantitative reconciliation of the indicated price from this step should be carried through to the documentation of the Fair Value conclusion determined in subsequent steps.

6.	Since the last determination of Fair Value, has the market moved more than a threshold percentage established by the Valuation Committee as based on a relevant index selected by IA Accounting and approved by the Valuation Committee?

a.	If no, proceed to 7.

b.	If yes, is the relevant index a good proxy for changes in the Fair Value of the Investment?

i.	If yes, adjust the Fair Value based on the relevant index and possibly a Beta on that index. Reasons for selection of the index, selection of Beta (even if one) or decision not to index should be documented. As applicable, information analyzed in prior steps may be considered in determining Fair Value. Depending on the use of Unobservable Inputs, this may result in a Level 3 value.

ii.	If no, leave the Fair Value indication unchanged, documenting the reasons for not indexing and proceed to 7.

7.	Level 3 Inputs: Is there any new information which could serve as a Level 3 input as defined by ASC 820 to determine the Fair Value of the Investment? Data may include newly disclosed term sheets, recent investments in the issuer by third parties, historical revenue, historical EBITDA, projected revenue (s), or projected EBITDA(s).

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a.	If no, proceed to 9.

b.	If yes,

i.	Is the information reliable? Use the following considerations to determine reliability of information:

»	The source of the information – which should be evaluated and documented;

»	Information published by issuer management and/or distributed to multiple parities will be deemed to be reliable, except when there are reasons to suspect management’s credibility. Reasons not to use the indications must be documented;

»	Information disclosed verbally by issuer management may be deemed to be reliable, unless there is reason to suspect otherwise and subject to evaluation of reasonableness below. Verbal communications should be documented and corroborated to the extent possible. Reasons not to use the indications must be documented;

»	Information published in media may be reliable subject to evaluation of reasonableness below. Additional considerations include evaluation of independence of the source including an assessment of potential reasons for bias or ulterior motives, assessment of reporter’s access to accurate and reliable sources, and historic track record of reliability. Reasons to use these data must be documented;

»	Information obtained from sophisticated industry experts and sophisticated financial market participants. These sources may include market makers, industry consultants and competitors, other owners of the Investment or related securities, and issuer directors. Data will be evaluated based on reasonableness and reliability below. Additional considerations may include evaluation of the independence of the source including an assessment of potential reasons for bias or ulterior motives, assessment of the source’s access to accurate and reliable information, and historic track record of reliability. Reasons to use these data must be documented; and

»	Information from sources other than issuer management, published media, and other sophisticated financial market participants will be presumed to be unreliable unless there is adequate reason to believe otherwise. The reasons to use these data must be documented.

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ii.	Is the information reasonable? Use the following considerations to determine reasonableness of information:

»	Is the information consistent with other known facts about the issuer such as prior historic financial disclosures, prior projections, budgets or targets, and the issuer’s strategic plan?

»	Is the new information consistent with knowledge of industry conditions, competitors, economic conditions, and other factors external to the issuer?

»	Are accounting reports preliminary or final? Have the results been audited and if so by what firm? Was an unqualified opinion issued? Is the accounting consistent with GAAP? The historical reliability of unaudited financials should be documented to the extent possible.

»	Have supporting assumptions been disclosed and are they consistent with other known information about the issuer?

»	Have details been disclosed or are they known to exist as evidence of a robust analysis, or are only very high level projections?

»	The foregoing considerations must be documented.

iii.	If the data are reasonable and reliable, use the data to determine the Fair Value for the Investment as outlined in 8 below. As applicable, information analyzed in prior steps may be considered in determining Fair Value.

iv.	If the data are not reasonable and reliable Level 3 inputs, document the rationale for exclusion of the data from direct consideration and proceed to 9.

8.	Level 3 inputs will be used by IA Accounting to develop Value Determinations based on the application of the following methodologies, as appropriate.

»	Income Approach – Discounted Cash Flow Methodology

»	Income Approach – Capitalization of Earnings Methodology

»	Market Approach – Guideline Public Companies Methodology

»	Market Approach – Guideline Company Transactions Methodology

»	Adjusted Balance Sheet Approach – Liquidation Valuation, Asset Valuation

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a.	The reasons why certain methodologies are selected should be documented by IA Accounting, along with the underlying analysis and support for all assumptions and determination of subjective Unobservable Inputs. There are two primary sources of Value Determinations based on Level 3 inputs: Value Determinations prepared by an independent third party (“Third Party Value Determinations”) and Value Determinations prepared internally by a Portfolio Manager or other personnel of the Investment Adviser, including IA Accounting (“Internal Value Determinations”). A list of factors which may be considered in Value Determinations is included as Appendix A.

i.	Third Party Value Determination – Third Party Value Determinations (i.e., Value Determinations prepared by an independent third party) generally are given priority over Internal Value Determinations due to the independence of the third party evaluator. However, in determining the use and frequency of Third Party Value Determinations, the Valuation Committee shall consider factors such as the cost of obtaining the Value Determination, the materiality of the position, the existence of special or private information and the knowledge and expertise of the third party evaluator. The rationale for utilizing a Third Party Value Determination should be documented by the Investment Adviser.

ii.	Internal Value Determination – Although Third Party Value Determinations are generally given priority over Internal Value Determinations, Internal Value Determinations may be considered in determining Fair Value. A Portfolio Manager or other personnel of the Investment Adviser, including IA Accounting, with sufficient knowledge and experience in valuations shall perform Internal Value Determinations. The Valuation Committee shall determine in advance which individuals have the requisite knowledge and experience in valuations to perform such Internal Value Determinations. The rationale for utilizing an Internal Value Determination should be documented by the Investment Adviser.

b.	Valuation techniques used to measure Fair Value shall be applied consistently. However, a change in a valuation technique or its application (for example, a change in its weighting when multiple valuation techniques are used or a change in an adjustment applied to a valuation technique) is appropriate if the change results in a daily measurement of Fair Value that is equally or more representative of Fair Value in the circumstances. That might be the case if, for example, any of the following events take place:

»	New markets develop.

»	New information becomes available.

»	Information previously used is no longer available.

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»	Valuation techniques improve.

»	Market conditions change.

»	Financial conditions of the issuer change.

c.	Valuation completed under this step must be documented by IA Accounting in accordance with the process prescribed in Appendix B.

9.	Has (i) it been more than 90 days since the last determination of Fair Value included a determination made through any of steps 1 through 8 above or (ii) is the Fund preparing a repurchase offer?

a.	If yes, prepare detailed memorandum documenting the results of steps 1 through 8 to support the conclusion of no change in price in the case of (i), or in the case of (ii) conduct a review of all Fair Value determinations as described in the third paragraph of Section V below.

b.	If no, maintain the previous Fair Value conclusion.

V.	Documentation and Review

All determinations of value made by IA Accounting, including the factors considered and the valuation methodology employed, will be fully documented by IA Accounting and retained as part of the Fund’s records.

The Valuation Committee, at its monthly and quarterly meetings, or more often as it deems necessary, shall review the reasonableness of all valuations based on information retained as part of the Fund’s records. In the event that a valuation is determined to be unreasonable, the Valuation Committee shall direct the Investment Adviser to revise the valuation and IA Accounting to execute any required adjustments. In addition, the Valuation Committee shall, as necessary, direct the Investment Adviser to revise valuation approaches and methodologies for future valuations based on any new information or changes in assumptions regarding the Investment, reliable market prices, actual trade prices or other information which is brought to the attention of the Valuation Committee.

In connection with the Fund’s quarterly repurchase offers of its shares, IA Accounting will review all Fair Value determinations of securities held in the Fund’s portfolio at that time and prepare a memorandum for the Valuation Committee confirming that it has complied with the foregoing valuation procedures and verified its Fair Value determinations for each security in the Fund’s portfolio.

Any Fair Value determinations made by IA Accounting will be documented by IA Accounting in writing.

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VI.	Monitoring and Reporting
A.	Automated Monitoring Processes

IA Accounting uses several processes to monitor the valuations supplied by various sources. Exceptions are researched and elevated to the Valuation Committee in accordance with these procedures.

1.	Fair Value Tolerance Review: A report generated by IA Accounting as necessary compares an Investment’s current Fair Value to its most recently established Fair Value, and identifies Investments with changes greater than thresholds established by the Valuation Committee which vary according to (a) price range and (b) time period under review.
2.	Stale Fair Value Review: An exception report generated by IA Accounting identifies Investments, whose Fair Values have not changed for a period of thirty (30) calendar days. Investment Fair Values that are identified are researched by IA Accounting through internal and external data sources to ensure the validity of the price.
3.	Market Volatility Review: An exception report generated by IA Accounting identifies stock market movements in excess of thresholds established by the Valuation Committee (upward or downward) since the last change in the Fair Value of an Investment. Stock market movements will be measured by IA Accounting by an index selected by IA Accounting and approved by the Valuation Committee. IA Accounting will document the reasons for the selection.
4.	Stale NAV Review: Each day that the preliminary determination of the NAV of the Fund’s Shares is unchanged, IA Accounting will assess the reasonableness and reliability of that conclusion. Considerations regarding reasonableness and reliability may include stock market and economic news of the day, news regarding underlying holdings, or other factors. IA Accounting will document whether or not reevaluation of the Fair Values of certain individual underlying Investments may be warranted.

B.	Periodic Reports

IA Accounting will provide periodic reports and documentation to the Valuation Committee and the Board as follows:

1.	Fair Value Tolerance Review reports, Stale Fair Value Review exception reports, Market Volatility Review exception reports and Stale NAV Review reports are delivered to the Valuation Committee as generated, but no less often than monthly.
2.	Quarterly reports are delivered to the Valuation Committee and the Board prior to the quarterly meetings of each of the foregoing. Such quarterly reports shall include all Fair Value determinations made by IA Accounting during the applicable quarter and a report outlining the factors considered and the methodology employed to determine

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each Investment’s Fair Value and other documentation containing the information supporting the determination; documentation regarding the functioning of the valuation process, and identification of issues and valuation problems that have arisen, if any, applicable to the respective period.

3.	Minutes of each Valuation Committee meeting held since the last Board meeting will delivered to the Board prior to each quarterly meeting thereof (or, more frequently as necessary).

C.	Review of Value Determinations

All valuation determinations are reviewed at a meeting of the Valuation Committee held monthly and in advance of the scheduled quarterly meeting of the full Board (or more frequently if necessary) to ensure consideration of factors outlined in Appendix A. On a quarterly basis (or more frequently if necessary), the Board will review and, if necessary, ratify or revise any Fair Value determinations made by IA Accounting in accordance with these Valuation Procedures. IA Accounting shall maintain records of the Fair Value of Investments supported by Value Determinations and document review procedures performed.

The ex-ante Fair Values indicated by Level 3 Value Determinations provided by IA Accounting will be reviewed by the Valuation Committee as necessary through comparison with ex-post Fair Values indicated by subsequent transactions in the Investment.

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APPENDIX A
Value Determination Inputs

Many factors should be considered by IA Accounting in a Value Determination of an Investment. These factors should be evaluated by IA Accounting in the preparation of a report and a conclusion of value, as well as in the review by the Valuation Committee or the Board of Fair Value conclusions. The Valuation Committee should review the appropriateness of utilized and unutilized inputs for both Internal Value Determinations and Third Party Value Determinations.

A representative listing of some of the more common inputs are listed below. Important factors to consider:

Investment terms and history

»	The terms of the Investment
»	Data on recent transactions or offers to transact with respect to the Investment
»	Data on tender offers affecting the Investment
»	Historical pricing can be considered, but should not be deterministic
»	Dates of the pricing data should be evaluated for obsolescence

Common general valuation approaches

»	Income – Discounted Cash Flow, Capitalization of Earnings
»	Market – Guideline Public Companies, Guideline Company Transactions
»	Adjusted Balance Sheet – Liquidation Valuation, Asset Valuation

For fixed income valuations including loans, the following methodologies and factors should be considered:

»	Yield to maturity, yield to call, yield to worst, or other yield metric, as appropriate
»	Duration / Maturity
»	Comparison to similar yield metrics on guideline securities
»	Recent changes in interest rates and spreads.
»	Shadow rating based on leverage, coverage & other financial ratios.
»	Seniority, Investment type and collateral
»	Call or put features
»	For distressed debt, quantification of capital appreciation potential and principal risk

Other common valuation methodologies to be used by IA Accounting based on the facts and circumstances of each Investment, as determined by IA Accounting:

»	Enterprise value (EV) – EV/Revenue, EV/EBITDA, EV/EBIT (with appropriate discounts for the Fund’s ownership position and illiquidity of the Investment)
»	Waterfall – Fair Value of all issuer securities, relative to EV
»	Equity – DCF, Price / Earnings, Price / Book
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»	Probability weighted expected return model including consideration of execution risks, the stage of a company’s development and return requirements
»	Options / Warrants – Black-Scholes, Binomial Model, Monte Carlo Model
»	Hybrid securities such as convertibles – Bifurcation of interests

Adjustments (premiums or discounts) to an indicated value may be needed, including:

»	Restrictions on the Investment
»	Current and prospective marketability and liquidity of the Investment, including consideration of protective put models and restricted stock studies.
»	Control (such as board representation) imparted to the owners of the Investment
»	Lack of control as an owner of a minority position

All of the factors above must be evaluated by IA Accounting in the context of the applicable issuer’s current financial condition and prospects. Issuer- and Investment-specific analysis may include:

»	Analysis of the EV of a subject issuer
»	Expected cash flow of a subject Investment
»	Financial condition and performance
»	Past and projected growth rates of revenues, EBITDA & cash flows
»	Budgets and forecasts, if available
»	Projected financial performance
»	Competition and entry barriers
»	Key customers / suppliers
»	Quality of management assessment
»	Dependence on key personnel
»	Regulatory, tax and labor issues
»	Non-operating fixed assets or cash
»	Other asset valuation adjustments – receivables, inventories, liabilities
»	Off balance sheet assets, such as intellectual properties
»	Off balance sheet liabilities, such as leases or legal contingencies
»	Data on merger proposals affecting the company
»	Special tax or legal / litigation issues

The issuer’s prospects should be evaluated by IA Accounting within the context of the industry and economic environment.

»	The economic environment and cyclicality
»	Industry environment and cyclicality
»	Market share of the issuer relative to competitors
»	Industry growth rates

These and many other factors as needed should be evaluated by IA Accounting in formulating and reviewing the proposed Fair Value of an Investment.

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APPENDIX B

Value Determination Documentation Process

In the event that an Investment is unable to be valued by any Level 1 or Level 2 data in accordance with the pricing procedures set forth herein, the following procedures will be followed by IA Accounting in making a Value Determination:

1.	IA Accounting will maintain records supporting limitations on Level 1 and Level 2 data and prepare reports for the Valuation Committee and the Board described in Section VI of these Valuation Procedures.

2.	IA Accounting will advise the Valuation Committee if it believes it appropriate, based on the inability to price the Investment using Level 1 or Level 2 data, to value the Investment using a Value Determination until another pricing source is available or the Investment has been disposed.

3.	If IA Accounting believes it is appropriate to value the Investment using a Value Determination, such person must provide their valuation methodology (and any subsequent changes to such methodology) to the Valuation Committee in writing (which such methodologies will be included in the quarterly report to the Board).

4.	Both the written presentation and verbal discussion of IA Accounting’s conclusions to the Valuation Committee and the Board should include an evaluation of the Investment which relies on all relevant valuation metrics and which is taken in the context of the broader market for similar investments. In addition, the financial performance of the issuer should be evaluated, along with an assessment of the timeliness of historic data and projections. Value Determination conclusions should be fully supported by a relevant methodology or methodologies.

5.	IA Accounting will maintain written documentation of each Value Determination, including all applicable factors considered in the Value Determination and any supporting documentation. The Valuation Committee and the Board will also maintain minutes of each meeting where such Value Determinations are discussed.

6.	The Valuation Committee is responsible for evaluating whether or not relevant valuation parameters have been fully evaluated. The Valuation Committee may at its discretion ask for additional information and may suggest alternative valuation methodologies or techniques. IA Accounting will provide the requested information as soon as is practicable.

7.	IA Accounting must provide the Value Determination to Fund Accounting in time to be incorporated in the determination of the NAV. These values are subject to the documentation, review and price monitoring procedures described in Sections IV and V.

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8.	In the event that the Valuation Committee’s requests pursuant to Item 6 above result in a delay beyond the scheduled reporting dates set forth in Section VI, IA Accounting should exercise conservatism in determining the appropriate valuation for that day, given that not all of the required inputs could be fully assessed in determining the valuation result.

9.	Once an appropriate Level 3 methodology has been selected for an Investment, IA Accounting shall apply it consistently in its daily assessment of such Investment until (a) the position is no longer held, (b) the Investment is valued using Level 1 or Level 2 inputs, or (c) the Valuation Committee has voted on and agreed that the method is no longer applicable and that the proposed alternative method is more relevant.

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EXHIBIT B

Form of New Account Application